QuickLinks -- Click here to rapidly navigate through this document

Filed Pursuant to Rule 433
Registration No. 333-151347
June 3, 2008

Final Term Sheet

Issuer:	Suncor Energy Inc.
Size:	U.S.$750,000,000
Maturity:	June 1, 2039
Coupon:	6.850%
Price:	99.416% of face amount
Yield to maturity:	6.896%
Spread to Benchmark Treasury:	2.300%
Benchmark Treasury:	5.000% due May 15, 2037
Benchmark Treasury Price and Yield:	106-13+ / 4.596%
Interest Payment Dates:	June 1 and December 1, commencing December 1, 2008
Redemption Provisions:	Make-whole
Make-whole call	At any time at a discount rate of Treasury plus 35 basis points
Settlement:	T+3; June 6, 2008
CUSIP:	86722T AB8
Expected Ratings:	Moody's: A3 (stable outlook) S&P: A- (negative outlook)

The Company's cash and cash equivalents as at December 31, 2007 were $569 million.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC at 1-800-294-1322, Morgan Stanley & Co. Incorporated at 1-866-718-1649, BNP Paribas Securities Corp. at 1-800-854-5674 or RBC Capital Markets Corporation at 1-866-375-6829.

QuickLinks

  Filed Pursuant to Rule 433 Registration No. 333-151347 June 3, 2008
Final Term Sheet